Exhibit 12.1

Wynn Las Vegas, LLC

Calculation of Ratio of Earnings to Fixed Charges

	Year ended December 31,
	2009	2008	2007	2006	2005
Add:
Pretax income from continuing operations before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees.	$(309,443)	$(130,060)	$123,423	$8,399	$(45,884)
Fixed charges	159,359	158,499	121,143	127,309	125,608
Amortization of capitalized interest	24,131	13,908	13,908	13,908	9,272
Distributed income of equity investees	368	788	1,227	250	—

Subtract:
Interest capitalized	—	80,398	33,592	7,690	36,769

Total Earnings	$(125,585)	$(37,263)	$226,109	$142,176	$52,227

Interest expensed	$157,228	$75,855	$86,090	$117,787	$86,746
Interest capitalized	—	80,398	33,592	7,690	36,769
Interest in rental expense	2,131	2,246	1,461	1,832	2,093

Total Fixed Charges	$159,359	$158,499	$121,143	$127,309	$125,608

Earnings to Fixed Charges	—	—	1.87x	1.12x	—
Deficiency Amount	$(284,944)	$(195,762)	—	—	$(73,381)